EX-99.3

For:                  B+H Ocean Carriers Ltd.

From:               Navinvest Marine Services (USA) Inc.
                        The Sail Loft
                        19 Burnside Street
                        Bristol, RI  02809

FOR IMMEDIATE RELEASE

NEW YORK, NEW YORK    September 22, 2011….B+H Ocean Carriers Ltd. (NYSE AMEX:  BHO), providing instruction for how to obtain hard copy of the Company’s annual reports.

The Company filed its annual report form 20F in July 11th, 2011; the Form 20F is available on the Company’s website, www.bhocean.com.  All shareholders who wish to receive a free hard copy of the Company annual report 20F please write to:

Deborah Davis
C/O  B + H Ocean Carriers Ltd.
3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM 08, Bermuda

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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Company contact:        John M. LeFrere
                                        Tel:    +1 917 225 2800
                                        Email: investorrelations@bhcousa.com